March 2, 2018

William B. Acheson
Chief Financial Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402

       Re: GWG Holdings, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed February 9, 2018
           File No. 001-36615

Dear Mr. Acheson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. We note that the issuance of common stock is part of a transaction to facilitate your acquisition of Beneficient. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A with respect to the Beneficient acquisition or tell us why you believe it is not required. Please refer to Item 1 of Schedule
      14C and Note A to Schedule 14A.
2. We note that you are taking action with respect to the issuance of a material amount of senior securities. Please provide the information required by Item 11 of Schedule 14A with respect to the L Bonds, including information responsive to Item 13(a) of Schedule
      14A. See Item 11(e) and instruction 1 to Item 13 of Schedule 14A. William B. Acheson
GWG Holdings, Inc.
March 2, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at
(202) 551-3625
with any questions.

FirstName LastNameWilliam B. Acheson                      Division of
Corporation Finance
Comapany NameGWG Holdings, Inc.                           Office of Healthcare
& Insurance
June 16, 2017 Page 2
cc: Jacky Junek
FirstName LastName